

October 15, 2021

H. W. Bromley
Chief Financial Officer
Kidoz Inc.
Hansa Bank Building, Ground Floor, Landsome Road
AI 2640, The Valley, Anguilla, B.W.I

      Re: Kidoz Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed April 1, 2021
           Response Dated October 4, 2021
           File No. 333-120120-01

Dear Mr. Bromley:

      We have reviewed your October 4, 2021 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2020 and 2019
Net income (loss) and income (loss) per share, page 21

1.   We read your response to comment 1. The non-GAAP financial measure EBITDA is typically computed as net income/(loss) adjusted for interest, tax, depreciation and amortization. The EBITDA portion of your non-GAAP financial measure Adjusted EBITDA does not adjust for taxes and therefore is not calculated in accordance with the common definition. Please tell us your basis for not adjusting for taxes in arriving at the calculation of the EBITDA portion of your non-GAAP financial measure Adjusted

EBITDA. Also, retitle this non-GAAP financial measure to better describe what it actually represents as it does not adjust for taxes. Refer to Exchange Act Release No. 47226 and Question 103.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

You may contact Patrick Kuhn at (202) 551-3308 or Stephen Kim at (202) 551-3291 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services